

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Gina Mastantuono
Chief Financial Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054

      Re: ServiceNow, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed January 31, 2023
          Form 8-K
          Filed January 25, 2023
          File No. 001-35580

Dear Gina Mastantuono:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology